Exhibit 99.1
1Q 2009 Operating Performance April 10,, 2009

2 1Q ‘09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

3 Production/Sales (in thousand tons) Blast Furnace Mini-Mill STS ¡â22.9% - 6.2% ¡â20.3% - ¡â30.6% 5,887 - 258 7,631 - 243 7,387 458 372 ¡â0.6% - ¡â18.4% - 1,853 (31.1) 1,864 (26.3) 2,272 (28.6) Export (%) 2008 4Q YoY QoQ 814 4,102 5,955 5,802 6,145 2009 1Q ¡â27.8% ¡â21.3% ¡â15.8% ¡â22.3% ¡â22.0% 2008 1Q ¡â0.1% ¡â27.6% ¡â24.9% ¡â27.1% ¡â25.2% 1,127 5,212 7,076 7,466 7,874 815 5,662 7,934 7,962 8,217 Domestic Crude Steel Finished Product F/P Sales F/P Inventory ?? Production cut initiated due to market slowdown ?? Minimized impact with facility renovation & investment schedule adjustment - Early revamping of Gwangyang #4 BF (pig iron -326Kt), Rationalization of Mini-mil (crude steel -458Kt, HR -439Kt), Gwangyang #2CR (CR -650Kt) ¡Ø Gwangyang #4BF(Feb.18th~Jul.26th ‘09), Mini-mill(Oct.1st ‘08 ~ Apr.30th ‘09), Gwangyang #2CR(Dec.11th ‘08 ~ May 20th ‘09)

4 66 66 88 ‘09.1 2 3 < Home Appliance > Sales by Product Total 7,934 7,076 5,955 ¡â24.9% ¡â15.8% Others 275 310 250 ¡â9.1% ¡â19.4% Wire Rod 484 499 432 ¡â10.7% ¡â13.4% Cold Rolled 3,338 2,772 1,920 ¡â42.5% ¡â30.7% Elec. Steel 242 205 175 ¡â27.7% ¡â14.6% 2008 4Q YoY QoQ 241 1,156 1,781 2009 1Q 6.6% ¡â1.6% ¡â5.7% 2008 1Q ¡â29.5% 5.7% ¡â17.5% 226 1,175 1,889 342 1,094 Hot Rolled 2,159 Plate S T S ?? Sales decreased in all products as steel consuming industries weaken (in thousand tons) Utilization Ratio by Sector (%, Domestic) 47 58 79 ‘09.1 2 3 < Re-roller > 56 58 58 ‘09.1 2 3 < Pipe > 53 66 74 ‘09.1 2 3 < Auto >

5 Income Summary (in billion KRW) 2008 4Q YoY QoQ 325 5.8% 373 5,815 6,471 2009 1Q ¡â55.0% - ¡â73.3% ¡â11.2% ¡â22.1% 2008 1Q ¡â68.5% - ¡â70.7% 29.1% 6.7% 721 16.8% 1,398 6,549 8,305 1,031 21.0% 1,274 4,506 6,066 OP Margin Revenue CoGs Operating Income Net Income ?? Due to lower sales and weaker KRW, revenue & earnings declined ?? Kept competitive domestic prices & expanded exports owing to high FX rate ?? Positive non-op income due to equity method gains & lower FX related loss

6 Summarized Income Statement (POSCO) (in billion KRW) ¡â73.3% - 373 (5.8%) 1,398 (16.8%) 1,274 (21.0%) Operating income (OR Margin) G G & A 286 358 283 ¡â20.9% 2008 4Q QoQ 325 (5.0%) ¡â17 46 121 ¡â120 6 36 656 (10.1%) 6,471 2009 1Q 2008 1Q ¡â55.0% - - 142.1% — ¡â40.0% - ¡â62.6% - ¡â22.1% 721 (8.7%) 13 19 ¡â240 ¡â319 10 ¡â527 1,756 (21.1%) 8,305 1,031 (17.0%) 13 55 140 ¡â184 41 66 1,560 (25.7%) 6,066 Interest income Dividend income Equity method gain FX related gain Others Revenue Gross income (Gross Margin) Non-op income (expense) Net income (Profit Margin)

7 Financial Structure (in billion KRW) Non-current 21,429 23,340 23,968 11.8% 2.7% Assets Current Assets 2008 4Q YoY QoQ 27,555 6,960 9,680 13,267 37,235 2009 1Q ¡â0.8% 35.7% 4.6% ¡â3.1% 0.5% 2008 1Q 11.9% 133.2% 66.1% 47.2% 22.3% 27,783 5,129 9,250 13,693 37,033 24,614 2,984 5,828 9,013 30,442 Debt Assets Liabilities Equity ?? Asset similar to ‘08/e level due to lower inventory & more investments ?? Tight control on liquidity, result in low receivables, inventory & high cash ?? Total liabilities increased due to domestic & overseas bond issuances * 1Q major financial activities - Payment of dividend (KRW 574.3bn), Payment of corporate tax (KRW 1.1tn) - Domestic bond issuance (KRW 500bn), Global bond issuance (U$700mn)

8 Summarized Balanced Sheets (POSCO) Interest bearing debt 2,984 5,129 6,960 35.7% Total liability & Equity 30,442 37,033 37,235 0.5% Investment securities Fixed assets 1.4% 3.5% 8,755 14,978 8,633 14,466 7,923 13,175 Cash equivalent assets Notes receivable Inventory 26.7% ¡â10.9% ¡â17.1% 4,717 2,879 5,319 3,722 3,232 6,416 3,722 2,050 3,065 Total assets 30,442 37,033 37,235 0.5% 2008 4Q QoQ 27,555 3,252 6,427 9,680 23,968 13,267 2009 1Q 2008 1Q ¡â0.8% ¡â24.1% 29.4% 4.6% 2.7% ¡â3.1% 27,783 4,283 4,967 9,250 23,340 13,693 24,614 2,751 3,077 5,828 21,429 9,013 Current liabilities Long-term liabilities Current assets Long-term assets Liabilities Equity (in billion KRW)

9 Financial Ratios 2,459 2,363 EEBBIITTDDAA && EEBBIITTDDAA Maarrggiinn 27.9 (bn KRW,%) 31.7 ‘08.1Q 2Q 3Q 4Q ‘09.1Q 28.7 1,741 LLiiaabbiilliittyy—ttoo—EEqquuiittyy RRaattiioo 30.7 (%) 23.7 25.9 RReettuurrnn oonn EEqquuiittyy 19.7 19.3 (%) 16.8 (Quarter closing price) SShhaarree PPrriiccee&& Maarrkkeett CCaapp.. 41.5 38.5 43.8 47.4 46.1 Foreign Ownership 47.0 476,000 442,000 544,000 ‘08.1Q 2Q 3Q 4Q ‘09.1Q ‘08.1Q 2Q 3Q 4Q ‘09.1Q ‘08.1Q 2Q 3Q 4Q ‘09.1Q 33.3 380,000 364,500won 33.1 31.8 tn 42.8 43.3% 851 1,886 13.1 22.7 35.1 17.0 4.7

10 Consolidated Financial Summary Equity 25,251 28,344 28,227 11.8% ¡â0.4% Liabilities 12,271 18,617 19,707 60.6% 5.9% Net income 1,032 665 399 ¡â61.3% ¡â40.0% ¡â58.1% - ¡â61.0% - 586 (6.7%) 1,398 (12.8%) 1,502 (17.7%) Op income (Margin) 2008 4Q YoY QoQ Assets Revenue 47,934 8,788 2009 1Q 2.1% ¡â19.8% 2008 1Q 27.7% 3.7% 46,961 10,953 37,522 8,477 B/S I/S 74 37 111 ‘07/E ‘08/E ‘09.1Q Total 85 104 59 26 Overseas 70 Domestic 34 No. Consolidated Subsidiaries 6,145 128 172 8,284 165 219 7,766 195 234 POSCO Zhangjiagang POSCO SS ‘07 ‘08 ‘09.1Q Consolidated Crude Steel Prod’n (quarter avg.) (in thousand tons) (in billion KRW) ?? Due to global economy recession, revenue & earnings declined

11 (in billion KRW) IT & Others 5 3 14 366.7% Energy 13 17 24 41.2% E & C 58 93 52 ¡â44.1% IT & Others 113 180 144 ¡â20.0% Energy 186 208 111 ¡â46.6% E & C 883 1,713 1,615 ¡â5.7% QoQ 1,398 1,500 1,387 10,953 14,557 12,457 2008 4Q Consolidated ¡â58.1% ¡â70.8% ¡â74.9% ¡â19.8% ¡â22.5% ¡â24.5% 8,477 8,788 Steel 1,420 348 Steel 9,371 9,406 Consolidated 1,502 586 Total 1,496 438 Total 10,553 11,276 OP Income 2009 1Q 2008 1Q Revenue Income by Sectors Consolidated Financial Summary

12 (in billion KRW) 2008/E 2009.1Q 2008/E 2009.1Q 2008/E 2009.1Q 28,227 35,371 32,115 2,073 566 617 28,344 35,404 32,245 2,034 553 572 Equity Steel E & C Energy IT & Others 47,934 57,286 47,501 7,243 1,150 1,392 Consolidated 19,707 21,915 15,386 5,170 584 775 46,961 18,617 14,922 4,524 629 734 47,167 6,558 1,181 1,296 Total 56,202 20,799 Assets Liabilities Financial Ratios Financial Structure by Sector (%) 65.7 16.4 12.8 ¡â6.7 4Q 2009 1Q Liab./Equity 48.6 52.2 62.0 69.8 ROE 16.4 19.3 18.7 5.6 OP Income 17.7 20.2 18.2 6.7 2008 1Q 2Q 3Q Sales Increase 3.2 24.8 10.9 ¡â19.8 Consolidated Financial Summary

13 1Q ‘09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

14 6,000 8,000 8,000 8,000 10,000 Dividend Payment History (KRW/share) 10,000 ?? Dividend Yield: 2.6%, Payout Ratio: 17.2% ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 KKRRW 1100,,000000//sshhaarree ((iinncclluuddee iinntteerriim)) 41st Annual General Meeting NNeeww Maannaaggeemeenntt AAppppooiinntteedd ?? 7th Chairman & CEO: Chung Joon-Yang - Presiding Director of BOD: Sun Wook ?? Set ‘Vision 2018’ roadmap - Set 10 strategic tasks & 100 action plans 10 Strategic Tasks Set POSCO way by continuing innovation Overcome crisis under contingency management Enhance HR management for global business Promote green mgmt & sustainable development Establish group synergetic business Exercise win-win business & social responsibility Establish customer oriented marketing system Accelerate global growth Secure global leadership in innovative technology Strengthen raw mat’l self sufficiency/buying power 1 2 3 4 5 6 7 8 9 10

Contingency Plan Management to Overcome Crisis

- **Flexible management in response to fast changing environment**
  - Business planning cycle shortened to monthly base (previous: quarterly)
- **Set stretched target for cost savings**
  - Raised cost savings target : KRW 958.4 → 1,295.5bn
- **Optimized operation scheme to cope with market downturn**
  - Expanded use of cheaper raw material & scrap
  - Early revamping of Gwangyang #4 BF (May 8th~Aug.10th → Feb.18th~Jul.26th)
  - Early operation of Mini-mill EAF to increase scrap use (Apr.1st → Feb.26th)
- **Increase exports to expand market share**
  - Develope new customer & expand sales of oversea SCM bases
- **Tight liquidity management**
  - Minimize receivables, payment delays & maintain optimal inventory level

15

Continue Growth Investment for Post-Recession

- **Facility expansion & upgrade to increase domestic capacity**
  - **Pohang new steelmaking plant (Jul.'08 ~Sept.'10, progress: 27.3%)**
    - Increase capacity (4.65Mt/yr, +1.55Mt), improve quality & cost competitiveness
  - **Gwangyang new plate plant (Jul.'08~Oct.'10, progress: 18.0%)**
    - Become global No.1 plate producer by adding 2Mt/yr capacity
  - **Gwangyang #4 BF (Feb.18th~Jul.26th '09) & related facility rationalization**
    - Increase production (3.1→4.6Mt) by expanding capacity (3,800→5,500m^3)
    - #1 CCL (Mar.9th~Jul.26th), #1 HR (May14th~Jun. 18th), #2 CR (Dec.'08~May'09)

- **Investment to expand premium steel production**
  - **Rationalization of Mini-mill & development of CEM Process (Oct.'08~Apr.'09)**
    - Expand premium steel production, improve quality & productivity
  - **Capacity expansion & renovation of electrical steel (Dec.'07~Jun.'09)**
    - Increase production of GO (170K→250Kt/yr) & HyperNO (100K→300Kt/yr)

- **Global growth investment**
  - **Vietnam CRM (Aug.'07~Sept.'09) : CR 1.2Mt/yr (progress: 98%)**
  - **Mexico CGL (Sept.'07~Jun.'09) : CG 0.4Mt/yr (progress: 99%)**

16

17 ?? Raise cost savings target - 958.4(original) ¡æ KRW 1,295.5bn(revised) Strengthened Competitiveness CCoonnttiinnuuee CCoosstt SSaavviinnggss (in billion KRW) 32% Progress 415.3 1Q result 1,295.5 ‘09 Target Raw Material 338.4 Maintenance 47.1 Others 29.8 (in billion KRW) Cost Savings by Sectors Result ?? Boost savings via tech. development - Improve energy efficiency - Reduce maintenance cost - Extend facility lifetime RRaannkk 22nndd moosstt ccoomppeettiittiivvee ?? WSD announce World-class steelmakers - Perfect score in 8 categories among 23 criteria · Profitability & sound financials in last 3years · Market dominance, innovative technology, experienced labor, etc. Raw mat’l suuply 1 1 Severstal 7.95 19 Capacity growth Strong financial, 2 2 POSCO 7.82 35 Tech. innovation Capacity, 3 3 Baosteel 7.77 32 Low labor cost Capacity, Arcelor- 7.61 129 Captive mine 4 4 Mittal Downstream line, 6 5 Nucor 7.52 24 Tech. innovation Domestic dominance, 21 20 NSC 7.00 37 Downstream lines Domestic dominance, 22 22 JFE 6.91 27 Downstream lines Production Key competitiveness (mn ton) Score ‘08 Company ‘09 Rank

Key Subsidiaries' Business Activities

Steel

- **POSCO C&C: Commercialize AL-STS409L product**
  - Substitute premium STS auto exhausts, received orders from global parts makers
- **POSCO SS: Upgrade #2 forging plant facility (Feb.'09~Oct.'09)**
  - Expand premium production from #2 forging plant & clear logistics bottleneck

E & C

(Posco E&C)

- **"Noi Bai ~ Lao Cai", Vietnam highway construction (KRW 229bn)**
- **Received orders to expand & construct National highway**
  - "Nangjung~Busan" road expansion (KRW 92.9bn, equity stake: 85%)
  - "East Hongchun~Yangyang" road construction (KRW 85.8bn, equity stake: 80%)

Energy

(Posco Power)

- **Expansion of power plant capacity (1,200MW, 1st stage)**
  - Dec.'08 ~ Jul.'11, progress 12% (plan to build total of 2,400MW by 2014)
- **Fuel-cell energy business**
  - Selected as nation's new growth engine, R&D for SOFC 25kw stack in process

※SOFC (Solid Oxide Fuel Cell)

I T

(Posdata)

- **Promote u-city business & light railroad IT integration business**
  - u-city (Osan·Segyo new city) & light railroad IT integration (Wooi ~ Shinsul)
- **Accelerate IT outsourcing & security system development business**
  - ITO orders from Daejeon·Gwangju gov't integrated center & Hi-One resort
  - Security system development (Masan·Jinhae·Pyungtaek ports & Korean Army)

18

Demonstrate Corporate Citizenship

- **Most Respected Company (Feb.'09)** **(Korea Management Association)**
  - Improve customer · shareholder · employee value & demonstrate social responsibility
  - 1st rank in steel sector for last 6 consecutive years

- **Economic Justice Award (Mar.'09)** **(The Citizens' Coalition for Economic Justice)**
  - Top scores in every category : win-win business with small-mid size enterprises, social responsibility, business ethics, corporate governance, environment protect activities

- **Best Sustainable Company (Mar.'09)** **(SAM-DowJones)**
  - Only Korean company in Asia · Pacific region (selected 6 consecutive years)
  - Excellent corporate governance, ability to deal with crisis & environmental issues

- **1st Rank Sustainability in Korea (Mar.'09)** **(Fortune Account Ability)**
  - 1st rank among 30 major corporations
  - Social · economical issue oriented strategy, sustainable business performance

- **Capital & Labor Cooperation Award, Qingdao Pohang STS (Mar.'09)** **(China Gov't)**
  - Value employee voice, management information sharing, employee safety and welfare

19

20 1Q ‘09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

21 Global Steel Market Crude Steel Growth Rate HRC Price by Region ?? Production cut mainly from developed countries due to global recession ?? China saw growths in last 2months while developed countries cut productions - February’s crude steel production (YoY): US -54%, EU -42%, Japan -44% ?? Prompt production helped price collapse to subside ?? Expect recovery after 2H as result of global stimulus plans *Source : Bloomberg, Mysteel 400 600 800 1,000 1,200 ‘08.1 3 5 7 9 11 ‘09.1 3.20 China U.S EU ($/Ton) 500 529 432 1,204 1,220 762 525 *Source : worldsteel, Mysteel (YoY, %) 2 4.9 -45.3 China World Developed Countries (Ú¸, EU, ìí) -24.0-22.0 -50 -40 -30 -20 -10 0 10 20 ‘08.1 3 5 7 9 11 ‘09.1

22 Domestic Steel Market ?? High inventory due to weak demand & low price due to cheaper imports Inventory by Products HR Import Price 400 600 800 1,000 1,200 ‘08.1 3 5 7 9 11 ‘09.1 3 ($/ton) China offer price Import price 1,150 505 471 580 1,084 Source : Korea Steel Association Source : Bloomberg HR Plate CR EG,CG Other Stable level of shipbuilding w/ backlogs, despite new order drop - Shipbuilding forecast (in thous. GT) 25,600(‘08) ¡æ 26,000(‘09) Production down in last 2yrs & demand to pick up from 2H - Production forecast (in thous. units) 3,827(‘08) ¡æ 3,348(‘09) Weak domestic · export sales due to global recession - Production forecast (major 3 in thous) 11,440(‘08) ¡æ 9,719(‘09) Continued stagnation despite growth in civil engineering - Investment forecast (tn KRW) 116(‘08) ¡æ 113(‘09)g Forecast on Demand Industry 0 200 400 600 800 1,000 1,200 ‘08.1 3 5 7 9 11 ‘09.1 2 * Source : POSRI (Apr.’09)

23 Steel Market Trend ?? After several years of rapid growth, industry enters an adjusting period ?? ‘08 saw negative growth(-1.8%) in crude steel production, first since ‘98 ?? Global stimulus plan to lead recovery of steel market ¢Ñ SOC investment size by countries: US 109, China 260, Korea 3.6 (in billion USD) Crude Steel Production History (in million tons) ‘00 ‘05 848 1,351 1,327 (-1.8%) 500 700 900 1,100 1,300 1,500 ‘80 ‘85 ‘90 ‘95 Low Growth Period CAGR 0.8% Rapid Growth Period 6.9% (China 21.4%) ? 1H 5.9% 2H -9.4% ‘07 ‘09 ‘11 Recovery in Global economy Delayed Recovery

24 Global Steel Market Outlook 1 ?? Increased trade disputes due to regional imbalance in supply/demand ?? Aggressive export plan from Japan/CIS while oversupply grows in China ?? Protectionism in developed countries to continue China Oversupply Growth US Economy recession Lower import volume “Buy America” EU Decline in net import vol. SEA Improved self sufficiency, Import slowdown MEA Net import market continue CIS High level of net export Japan High level of net export Korea Domestic slowdown, increased capacity, Decline in net import vol. * Turkey, India, Vietnam, Russia: possible increase in import tariff

25 Global Steel Market Outlook 2 ?? Recession will force industry restructuring ?? Asian mills to take market leadership while EU ·US mills role weaken - Advent of new leader followed by sizable M&As within China ?? Reorganization among new players after ‘competition for survival’ Large mills take leads in global market - Capacity expansion from major mills - Scale ups by re-formation of steel industry, dismissal of outdated facility (100Mt), etc. * Government promotion plan Chiina EU US Japan Large mill recede & mid size mill advance - Permanent elimination of over capacity is inevitable Mills encounter threat for survival - Liquidity problem in larger mills - Deterioration of manufacturers incl. auto Stronger global leadership of major mills - Seek ‘growth strategy’ & ‘strengthen competitiveness’ - Active search for global M&A opportunity

26 Raw Material Ã¶IIrroo ±¤nn 1/4®OOrree ¿øCCo ·áoaaÅºll ?? Steep downturn due to weak demand from steel producers ?? Demand drop due to weak steel mkt. - Major mills cut steel production in 4Q ‘08 - Inventory increase in major Chinese ports (3/e ‘09: 68Mt, 58days) ?? Price conflict between user & supplier - Steelmaker: ask ‘07 price level (¡â44%) - Supplier: offer 20% discount from ‘08 price ?? Inventory increase as demand weakens - Delays & cancellations of shipments due to increased inventory of steelmakers after Dec.’08 ¡æ ‘08 rollover volume becomes issue ?? Partial agreement by coal types - PCI: Key suppliers — POSCO, U$90/t (¡â63%) - HCC: BMA-Japan mill, U$129~115/t (¡â57~¡â59%) ¢Ñ Expect negotiation to finish in April ‘09 -29 1,039 422 1,069 2012 (b) — (a) 13 18 3 -16 China Demand (a) 845 788 893 983 896 374 2010 858 806 967 407 344 399 Supply(b) 2008 2009 2011 * Source : Macquarie Research (Mar.’09) Iron Ore Supply/Demand Forecast Coal Supply/Demand Forecast 4 244 240 2012 Supply (b) Demand (a) 223 196 209 225 8 217 2010 - 8 4 223 204 230 (b) — (a) 2008 2009 2011 (in million tons) (in million tons) * Source : Macquarie Research (Mar.’09)

27 Stainless Steel ?? Asia - Korea: Slight recovery mainly with exports, CRM utilization recovery after Dec.’08 - China: Expect weak price for next 1~2months & slight utilization recovery in 2H ?? Europe - Low price to continue as recovery slows - Visible recovery of mill utilization delays ¿ø°¡MÀýaarrk°¨keettÁö TTr1/4ÓreennÃßdd Áø STS CR Price Trend (U$/ton) Jun.`08 Sept. Jan.`09 Mar. 4,176 3,460 3,523 2,303 2,060 3,124 2,137 1,900 China (Spot) Europe (Spot) NNiicckkeell // CChhrroomee TTrreenndd Global Ni, Cr Supply/Demand Forecast (in thousand tons) ?? Nickel - Limited price rise due to growing inventory, despite suppliers’ production cut - Expect up & downs in U$9~11K/t range ?? Chrome - Short-term price rise w/ supplier production cuts - Possible price fall after ‘10 due to oversupply * Source: Brookhunt (Mar.’09), CRU (Feb.`09) Cr. (b) — (a) 94 547 -644 552 Supply(b) 7,692 7,267 5,945 7,973 Demand(a) 7,598 6,727 6,588 7,421 (b) — (a) Supply(b) Demand(a) 1,425 1,397 1,222 1,238 6 1,215 2009 1,372 1,308 1,271 Ni. -32 2010 53 2007 89 2008

28 1Q ‘09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

29 The data above represents company’s internal objects, thus should not be used as a basis for investment decisions 2009 Business Plan * POSCO Investment: CAPEX (5.9), Overseas/Raw Material (1.3), Energy/New Business (87.7bn) 3.8 31.6 22.2 29.6 32.8 31.1 2007 - Consolidated 34.7 29 · Revenue 30.6 25 · Finished Product Sales 31.2 26 · Investment 4.9 7.3* - Consolidated 41.7 36 28 2009 · Crude Steel Production 33.1 (in million tons, trillion KRW) 2008

1Q 2009 Operating Performance Aprriill 10,, 2009